1 FERROVIAL N.V. (“FERROVIAL”) ANNOUNCES A CONFERENCE CALL FOLLOWING COMMERCIAL CLOSE OF I-24 SOUTHEAST CHOICE LANES IN TENNESSEE Amsterdam, 1 October 2026. Ferrovial (Ticker: “FER”) will host a conference call following commercial close of I-24 Southeast Choice Lanes in Tennessee on 5 October 2026 at 2:00 p.m. CEST / 8:00 a.m. EDT. The event may be attended via webcast or conference call. Access codes will be made available on Ferrovial’s Investor Relations website (https://www.ferrovial.com/en/ir- shareholders/). For further inquiries, please contact the Investor Relations Department via email at ir@ferrovial.com or by phone at +34 91 586 25 65 (Spain), +31 20 798 3700 (the Netherlands) or +1 347 931 4242 (US).